**Exhibit 23.2**

**Independent Auditors' Consent**

The Board of Trustees
Archstone-Smith Trust:

We consent to incorporation by reference in the registration statement on Form S-3 of Archstone-Smith Trust of our reports dated February 9, 2004, with respect to the balance sheets of Archstone-Smith Trust and subsidiaries as of December 31, 2003 and 2002, and the related statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, and the related schedule, which reports appear in the December 31, 2003 annual report on Form 10-K of Archstone-Smith Trust, and to the reference to our firm under the heading "Experts" in the registration statement/prospectus.

**KPMG LLP**

Denver, Colorado
April 9, 2004